SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Rule 13d-101)
(Amendment No. 4)*

Mentor Graphics Corporation
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

587200106
(CUSIP Number)

Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, NY 10022
Attn: Douglas Taylor
(212) 759-5626

with a copy to:
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587200106	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Special Opportunities Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 573,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 573,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 573,683
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Capital I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 573,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 573,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 573,683
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 746,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,410
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 25,410
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 771,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 746,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco D'Agostino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 782,652
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 782,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 782,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Element Multi Strategy Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Element Capital Advisors Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON* IA, CO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 10 of 13 Pages

1
NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,205,282
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,205,282
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,205,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.7%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 11 of 13 Pages

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission on February 3, 2011, Amendment No. 1 filed with the Securities and Exchange Commission on February 8, 2011 ("Amendment 1"), Amendment No. 2 filed with the Securities and Exchange Commission on February 14, 2011 ("Amendment 2") and Amendment No. 3 filed with the Securities and Exchange Commission on March 10, 2011 ("Amendment 3", and together with the Original Schedule 13D, Amendment 1, Amendment 2 and this Amendment No. 4, the "Schedule 13D"), with respect to the common shares (the "Shares"), without par value per share, of Mentor Graphics Corporation. Except as set forth herein the Schedule 13D is unmodified.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented to add the following information for updating as of the date hereof:

On March 14, 2011, Casablanca Fund sent the Issuer a letter (the "Withdrawal Notice"), notifying the Issuer that Casablanca Fund no longer intends to nominate persons for election to the Issuer's board of directors at the Annual Meeting and that it was withdrawing the notice of intent to nominate directors at the Annual Meeting submitted on February 11, 2011.   A copy of the Withdrawal Notice is filed as Exhibit 10 to the Schedule 13D and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement. (Previously Filed)
2	Form of Casablanca Investment Advisory Agreements with clients with respect to the securities of the Issuer. (Previously Filed)
3	Investment Advisory Agreement, dated November 9, 2010, between AIMCo and Casablanca. (Previously Filed)
4	Letter dated February 7, 2011 from Casablanca Capital LLC to board of directors of Mentor Graphics Corporation. (Previously Filed)
5	Notice dated February 11, 2011 from Casablanca Special Opportunities Fund I, LLC to board of directors of Mentor Graphics Corporation. (Previously Filed)
6	The Amended and Restated Operating Agreement of Casablanca Special Opportunities Fund I, LLC dated October 19, 2010. (Previously Filed)
7	Nominee Agreement with Donald G. Drapkin. (Previously Filed)
8	Nominee Agreement with Arthur Becker. (Previously Filed)
9	Nominee Agreement with Michael Barr. (Previously Filed)
10	Letter dated March 14, 2011, from Casablanca Special Opportunities Fund I, LLC to Mentor Graphics Corporation.

CUSIP No. 587200106	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2011

Casablanca Special Opportunities Fund I, LLC

By:	Casablanca Capital LLC, its Investment Manager

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital I LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

/s/ Francisco D'Agostino
Francisco D'Agostino

CUSIP No. 587200106	SCHEDULE 13D/A	Page 13 of 13 Pages

Element Multi Strategy Fund Ltd.

By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	Director

Element Capital Advisors Ltd.

By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	Director

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

By:	/s/ Brian Gibson
Name:	Brian Gibson
Title:	Senior Vice President,
Public Equities